SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)1

                         General Housewares Corporation
--------------------------------------------------------------------------------
                                (Name of issuer)

                        COMMON STOCK, $.33 1/3 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    370073108
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 25, 1999
--------------------------------------------------------------------------------

             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)


-----------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                             -----------------------------
CUSIP No. 370073108                   13D          Page 2 of 5 Pages
----------------------                             -----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                      -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8       SHARED VOTING POWER
 REPORTING
PERSON WITH                       -0-
               -----------------------------------------------------------------
                   9       SOLE DISPOSITIVE POWER

                                  -0-
--------------------------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                                  -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        PN
================================================================================

             *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                             -----------------------------
CUSIP No. 370073108                   13D          Page 3 of 5 Pages
----------------------                             -----------------------------

================================================================================
     1
               NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        00
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        USA
--------------------------------------------------------------------------------
 NUMBER OF         7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                      -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8       SHARED VOTING POWER
 REPORTING
PERSON WITH                       - 0 -
               -----------------------------------------------------------------
                   9       SOLE DISPOSITIVE POWER

                                  -0-
--------------------------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                                  -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================

             *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                             -----------------------------
CUSIP No. 370073108                   13D          Page 4 of 5 Pages
----------------------                             -----------------------------

         The following  constitutes  Amendment No. 1 ("Amendment  No. 1") to the
Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth.

         Item 5 is hereby amended to add the following:

Item 5.  Interest in Securities of the Issuer.

         (a) As of the close of business on October 25, 1999, Steel Partners II does not beneficially own any Shares of Common Stock. All of Shares previously owned were disposed of in open-market transactions.

         (c) Steel Partners II, L.P. engaged in the following transactions during the past 60 days:


Shares of Common Stock                        Price Per                  Date of
   Purchased/(Sold)                             Share                       Sale
----------------------                        ---------                  -------

      (241,000)                                28.7500                  10/25/99


         (e) As of the close of business on October 25, 1999, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

----------------------                             -----------------------------
CUSIP No. 370073108                   13D          Page 5 of 5 Pages
----------------------                             -----------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   October 28, 1999                                STEEL PARTNERS II, L.P.

                                                By:  Steel Partners, L.L.C.
                                                     General Partner


                                                By:  /s/ Warren G. Lichtenstein
                                                     ---------------------------
                                                         Warren G. Lichtenstein
                                                         Chief Executive Officer


                                                /s/ Warren G. Lichtenstein
                                                --------------------------------
                                                    WARREN G. LICHTENSTEIN